Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO THE CERTIFICATE OF INCORPORATION
OF
SKYLINE MEDICAL INC.

(A Delaware Corporation)

Pursuant to Section 242 of the Delaware General Corporation Law, the undersigned, being the Chief Financial Officer of Skyline Medical Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify that the following resolution was adopted by the Corporation’s Board of Directors and its stockholders as hereinafter described:

RESOLVED: Section 4.1 of the Certificate of Incorporation, as amended, of the Corporation is hereby amended and replaced with the following:

4.1 The total number of shares of stock that the Corporation shall have authority to issue is two-hundred million (200,000,000) shares of common stock, having a par value of one cent ($0.01) per share (“Common Stock”); and twenty million (20,000,000) shares of preferred stock, with a par value of one cent ($0.01) per share (“Preferred Stock”).

The foregoing resolution and this Certificate of Amendment were adopted by the Board of Directors of the Corporation pursuant to board resolution approved as of August 8, 2016, in accordance with Section 141 of the Delaware General Corporation Law, and of holders of a majority of the outstanding shares of the Corporation’s voting stock at a special meeting of stockholders held on September 15, 2016, in accordance with Section 242 of the Delaware General Corporation Law.

[Signature page follows.]

IN WITNESS WHEREOF, the undersigned, being the Chief Financial Officer of the Corporation, has executed this Certificate of Amendment to the Corporation’s Certificate of Incorporation, as amended, as of September 16, 2016.

Skyline Medical Inc.

By:	/s/ Bob Myers
Bob Myers, Chief Financial Officer